January 25, 2008

Christian N. Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Definitive 14A
Filed March 23, 2007
File No. 001-09718

Dear Mr. Windsor:

The PNC Financial Services Group, Inc. (“PNC” or the “Company”) is responding to your letter dated January 15, 2008 pertaining to the SEC’s review and comment regarding the definitive proxy statement mailed to PNC’s shareholders on or about March 23, 2007 (the “2007 Proxy Statement”).

Company management is responsible for the adequacy and accuracy of the disclosures in our filings. We acknowledge that SEC Staff (“Staff”) comments or changes to disclosures that we make in response to Staff comments do not foreclose the SEC from taking any action with respect to the 2007 Proxy Statement. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, this letter includes, in boldface type, the description of the comment in your letter and the corresponding response by PNC.

Compensation Discussion and Analysis, page 27

1.	In your response to prior comment 5 you state that you will “discuss and explain” your targets for 2007 compensation in your 2008 proxy. You then provide supplemental analysis of 2006 targets. Please confirm that you will provide analysis of its 2007 targets, including the actual targets and PNC’s actual performance.

In response to the Staff’s comment, PNC confirms that it will provide analysis of its 2007 targets, including the actual targets and PNC’s actual performance, in PNC’s 2008 Proxy Statement.

* * * * * * * * * *

We thank you for your attention to our letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please contact the undersigned at (412) 762-1901 should you require further information or have any questions concerning this filing.

Very truly yours,

/s/ George P. Long, III
George P. Long, III
Senior Counsel and Corporate Secretary

GPL/mp

cc: James E. Rohr